

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 3, 2017

Cathy L. Anderson
Chief Financial Officer
Sundance Energy Australia Limited
633 17th Street, Suite 1950
Denver, CO 80202

> **Re:** **Sundance Energy Australia Limited**
> **Registration Statement on Form F-3**
> **Filed February 24, 2017**
> **File No. 333-216220**

Dear Ms. Anderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Heath C. Trisdale
       Baker & McKenzie LLP